UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2022

TAILWIND TWO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40170	98-1572314
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification Number)

150 Greenwich Street, 29th Floor New York, NY	10006
(Address of principal executive offices)	(Zip Code)

(212) 266-0085

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	TWNT.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TWNT	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TWNT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously disclosed, on October 28, 2021, Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated February 8, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”). A copy of the Merger Agreement was attached as Exhibit 2.1 to Tailwind Two’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 29, 2021.

Following the entry into the Merger Agreement, Tailwind Two received four letters (collectively, the “Shareholder Letters”) from purported shareholders of Tailwind Two claiming certain allegedly material omissions in its preliminary proxy statement/prospectus (as amended, the “Proxy Statement”), which was included in the registration statement on Form S-4 first filed with the SEC on November 26, 2021 relating to the transactions contemplated by the Merger Agreement (together, the “Business Combination”).

While Tailwind Two believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Tailwind Two has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Tailwind Two specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. Tailwind Two believes the Shareholder Letters are without merit.

Supplemental Disclosures to Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the second full paragraph on page 128 of the Proxy Statement under the heading “Background to the Business Combination”:

“During this search, representatives or advisors of Tailwind Two initiated contact with or were contacted by various representatives and advisors of more than 155 companies with respect to a potential business combination. Tailwind Two entered into non-disclosure agreements with approximately 43 of these potential business combination targets, including Terran Orbital, for purposes of performing due diligence and further evaluating and analyzing these companies as potential business combination targets, and Tailwind Two submitted non-binding term sheets to 2 potential business combination targets (including Terran Orbital) that Tailwind Two believed, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis, were most suitable for a business combination. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, and none of the non-disclosure agreements Tailwind Two entered into with potential target companies contained standstill provisions or “don’t-ask-don’t-waive” provisions. Tailwind Two engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with these potential business combination targets, as well as the business combination targets with whom it entered into non-disclosure agreements, based on, among other factors, interest from, and due diligence access granted by, such target, Tailwind Two’s representatives’ and advisors’ beliefs as to which targets could best satisfy Tailwind Two’s key criteria for a business combination target, the receptivity to, or preparedness of, such target with respect to a business combination and the terms on which such target was willing to consider a potential business combination. Tailwind Two had preliminary discussions with the potential business combination targets (other than Terran Orbital) with respect to their business and a potential business combination involving such target and Tailwind Two. This due diligence, evaluation and analysis involved, among other things, due diligence with respect to, and evaluating and analyzing, each target’s business (including its existing and potential product or service offerings), technology, historical and projected future performance (as well as other financial information and growth opportunities), the management team (as well as its ability to lead a public company) and competitive positioning. None of these discussions with other potential counterparties progressed beyond these preliminary discussions, and Tailwind Two did not propose any terms with respect to a potential business combination (whether via a term sheet, during discussions or otherwise) and Tailwind Two ceased to have further discussions with these other potential business combination targets when it determined, for the reasons described below, that it would cease further analyzing and exploring these potential opportunities.”

The following disclosure should be added to the end of the second full paragraph on page 130 of the Proxy Statement under the heading “Background to the Business Combination”:

“The executed Term Sheet provided that Tailwind Two would have a reasonable consent right with respect to the identity of two of the initial directors of the New Terran Orbital Board.”

The following disclosure should be added to the end of the first full paragraph on page 137 of the Proxy Statement under the heading “Background to the Business Combination”:

“The Business Combination Agreement provided that the Tailwind Two Sponsor would be entitled to designate one (1) individual to serve as a Class III director on the New Terran Orbital Board; provided however, that the Tailwind Two Sponsor shall consult with Terran Orbital and Terran Orbital shall have a consent right (such consent not to be unreasonably withheld, conditioned or delayed by Terran Orbital, which standard of reasonableness shall include, without limitation, that the Tailwind Two Sponsor designee meets the parameters set forth in Schedule 8.08(b) to the Business Combination Agreement) with respect to the designation of the Tailwind Two Sponsor designee.”

Extraordinary General Meeting Dial-in Information

As previously announced, (i) an extraordinary general meeting of Tailwind Two’s shareholders will be held at 9:00 a.m., Eastern Time on Tuesday, March 22, 2022 (the “Extraordinary General Meeting”) to consider and vote on, among other proposals, a proposal to approve the Merger Agreement and the business combination.

The Extraordinary General Meeting will be accessible by dialing 1 800-450-7155 (toll-free—within the U.S. and Canada) or +1 857-999-9155 (standard rates apply - outside the U.S. and Canada). The passcode for telephone access is 6363285#. Please note that this passcode replaces the passcode provided in the definitive proxy statement/prospectus. All information about the Extraordinary General Meeting, including the definitive proxy statement/prospectus, is available at https:// www.cstproxy.com/tailwindtwoacquisition/2022.

Additional Information

In connection with the proposed Business Combination with Terran Orbital, Tailwind Two filed with the SEC a registration statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) containing a definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and has been mailed to Tailwind Two’s shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two’s shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC’s website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”; Market Ranking and Other Industry Data” in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the potential transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2022

TAILWIND TWO ACQUISITION CORP.

By:	/s/ Matt Eby
Name:	Matthew Eby
Title:	Co-Chief Executive Officer and Chief Financial Officer